UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170105

DIVISION OF
CORPORATION FINANCE

February 9, 2017

Jon Filderman
Merck & Co., Inc.
jon.filderman@merck.com

Re: Merck & Co., Inc.
Incoming letter dated January 19, 2017

Dear Mr. Filderman:

This is in response to your letter dated January 19, 2017 concerning the shareholder proposal submitted to Merck by the National Center for Public Policy Research. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

February 9, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Merck & Co., Inc.
Incoming letter dated January 19, 2017

The proposal requests that the board report to shareholders Merck's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Merck relies.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Jon Filderman
Executive Director, Legal

Merck & Co. Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033
T 908.740.1828
jon.filderman@merck.com

VIA EMAIL

January 19, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
E-Mail: shareholderproposals@sec.gov

RE: Merck & Co., Inc. -- 2017 Annual Meeting
Omission of Shareholder Proposal of
The National Center for Public Policy Research

Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Merck & Co., Inc. (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from The National Center for Public Policy Research (the "Proponent"). We have concurrently sent copies of this correspondence to the Proponent.

Pursuant to Rule 14a-8(j), we are filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission. The Company anticipates that its 2017 Proxy Materials will be first made available to stockholders on or about April 10, 2017. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proposal states in relevant part:

RESOLVED: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Merck's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

The Proposal also includes a Supporting Statement that explains the Proponent's basis for submitting the Proposal.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3) for the reasons discussed below.

III. Background

The Company received by overnight delivery on December 12, 2016 the Proposal, accompanied by a cover letter from the Proponent. On December 14, 2016, the Company received from the Proponent by email a letter from UBS Financial Services Inc. verifying the Proponent's ownership as of the date the Proposal was submitted to the Company. Copies of the Proposal, the accompanying cover letter, the broker letter and all related correspondence between the Company and the Proponent are attached to this letter as Exhibit A.

IV. Analysis

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976). In addition, in order to constitute "ordinary business," the proposal must not raise a significant social policy issue that would override its ordinary business subject matter, which the Proposal does not. *See id.;* Staff Legal Bulletin No. 14A (July, 12, 2002); Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E").

The Staff has also determined that where a shareholder proposal seeks to require that a board of directors conduct a risk analysis and issue a report for public review, it is the *underlying subject matter* of the report or risk assessment that is to be considered in determining whether the report or risk assessment involves a matter of ordinary business (Release 34-20091 (August 16, 1983) and SLB 14E). *See also Sempra Energy* (January 12, 2012), in which the Staff concurred with the company's exclusion of a shareholder proposal seeking a board review of Sempra's management of specific risks, noting that "the underlying subject matter of these risks appears to involve ordinary business matters."

A. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the manner in which the Company markets, promotes and advertises its products which are fundamental to the running of the Company's ordinary business.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company markets and advertises its products—namely, it requests that the Company's Board of Directors provide a report covering the Company's "assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom." The Staff has held that management decisions relating to marketing are under the general umbrella of strategic business decisions that are excludable under Rule 14a-8(i)(7). For instance, in *Johnson & Johnson* (avail. Jan. 12, 2004), the Staff considered a proposal that sought a report on how the company "will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs." The company argued that the proposal relates directly to how it makes "strategic decisions concerning its marketing efforts," which is a routine part of the company's "ordinary business." The Staff concurred, granting no-action relief on the basis that the proposal related to Johnson & Johnson's "ordinary business operations (i.e., marketing and public relations)." *See also WellPoint, Inc.* (avail. Feb. 25, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal seeking a report on how the company will respond to regulatory, legislative, and public pressures to ensure affordable health care coverage where the company argued that the proposal "implicate[s] the [c]ompany's oversight and management of its administrative costs, including marketing costs"); *The Coca-Cola Co.* (avail. Jan. 21, 2009, *recon. denied* Apr. 21, 2009) (granting the company's no-action request concerning a proposal that related to the modification of the company's labels, packaging, and marketing materials because it related to the company's "ordinary business operations (i.e., marketing and consumer relations)"); *International Business Machines Corp.* (avail. Dec. 22, 1997) (concurring with the exclusion of a proposal that sought the enactment of "a policy to give IBM a viable respectable position in the home and small office software market" as relating to the company's "ordinary business operations (i.e., product marketing)").

Similarly, the Staff has repeatedly recognized that the manner in which a company advertises is a matter of ordinary business and that proposals relating to a company's advertising practices infringe on management's core function of overseeing business practices. The allocation of marketing and advertising resources to best promote a company's products is a key management function, especially for pharmaceutical companies, that use a number of effective mediums, including, among others, direct-to-consumer print, radio, television, and digital and general advertising and promotion to market, promote and advertise their products and to educate the public and potential consumers about their innovative medical research as well as the appropriate use of their products. As a result, the Staff has consistently allowed exclusion of such proposals from a company's proxy materials under Rule *14a-8(i)(7). See, e.g., FedEx Corp.* (avail. July 1 1, 2014) (concurring with the exclusion of a proposal relating to the company's sponsorship of the Washington, DC NFL franchise team given controversy over the team's *name); PepsiCo, Inc.* (avail. Jan. 10, 2014) (proposal requesting that the company issue a public statement indicating that a commercial for the company's product was presented in poor taste); *PG&E Corp.* (avail. Feb. 14, 2007) (proposal requesting that the company cease its advertising campaign promoting solar or wind energy sources); *Johnson & Johnson* (avail. Jan. 12, 2004) (proposal asking the board of directors to "review pricing and marketing policies" and issue a report disclosing how the company intends to respond to public pressure to reduce prescription drug pricing was excludable because it concerned the company's marketing and public relations); *Federated Department Stores, Inc.* (avail. Mar. 27, 2002) (proposal requesting that the company "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships and promotions); *Tootsie Roll Industries, Inc.* (avail. Jan. 31, 2002) (proposal requesting that the company "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships, and promotions).

As a diversified, global healthcare company, the Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceutical products on a global basis. The Company has a significant interest in maximizing the value of its leading portfolio of products and one of the ways it accomplishes this is through advertising, which not only promotes the individual products but also appropriately educates the general public and consumers about appropriate use of its products. In addition, promotion, marketing, manufacturing and distribution of pharmaceutical products are extensively regulated by regional, country, state and local agencies, including The Federal Food, Drug, and Cosmetic Act (FDC Act), which oversees virtually all of the Company's activities and imposes requirements covering, among other things, the testing, safety, effectiveness, manufacturing, labeling, marketing, advertising, post-marketing surveillance, dissemination of information, and promotion of our products. Consequently, if the Company does not appropriately advertise and promote its products it may be subject to certain regulatory actions. Further, the Company operates in a highly competitive environment and marketing effectiveness is among the competitive factors that affect its product sales. By requesting a report on the "[Company]'s assessment of any political activity resulting from its advertising and its exposure to risk resulting therefrom," the Proposal relates to fundamental aspects of management's ability to run the Company on a day-to-day basis—namely, the Company's decisions on marketing strategy and sale of its products. Identification of any risk associated with the Company's advertising and marketing activities necessarily constitutes a crucial component of the day-to-day management of the Company's business operations. As stated in the 1998 Release, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead as the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the Company's business operations." Determining and evaluating the commercial reception and business and reputational impact of the marketing of the Company's products are complex business matters that involve multiple parties both within and outside the Company, which are beyond the knowledge of shareholders, and are directly related to the Company's ordinary business operations. The Staff has, as evidenced by the plethora of examples provided above, agreed that such decisions should be left to management and the Company's Board of Directors.

Requesting a report would require the Company to explain its marketing decisions, discuss how it should best spend its resources to market, promote and advertise its products, and justify the Company's business decisions. In this regard, it is a routine part of the Company's ordinary business to make strategic decisions concerning its marketing efforts and many complex factors are considered in determining marketing budgets, including, among others, an evaluation of the clinical benefits of the product, the cost to develop the product, an evaluation of competing products, an evaluation of alternative forms of treatment (such as alternative therapies), demand for the product, changes in indications for use of existing products, the expiration of patents, the availability of generic alternatives and production costs. In addition, the nature of the report sought assumes that the Company should defend the manner in which the Company has decided to market, promote and advertise its portfolio of brands and products. Indeed, the Proposal arguably seeks to dictate how the Company should spend its money or allocate its financial resources. The Proposal is an ideal example of shareholders "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment" (the 1998 Release). Similarly, these critical day-to-day business decisions should be reserved to the management and the Company's Board of Directors and not with shareholders who would not be in a position to make an informed judgment on such matters. Accordingly, because the Proposal relates to the manner in which the Company markets, promotes and advertises its products and seeks to micro-manage the day-to-day activities of the Company, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal does not raise a significant social policy issue.

The Staff has recognized that proposals focusing on social policy issues so significant that they would override the clear ordinary business aspect of the proposals may be appropriate for a shareholder vote. The Proposal's end-goal is to have the Company's Board provide a report on the "[Company]'s assessment of any political activity resulting from its advertising and its exposure to risk resulting therefrom." This is not the type of topic that has been recognized by the Staff as rising to the level of significant policy issues that transcend ordinary business, such as major human rights abuses. *See Franklin Resources Inc.* (December 30, 2013) (proposal related to genocide or crimes against humanity); *The Gap Inc.* (March 14, 2012) (proposal related to human rights violations in Sri Lanka); *Yahoo! Inc.* (April 5, 2011) (proposal related to business in repressive countries). The Proposal's use of loose and unconvincing rhetoric to bring in the concept of general corporate political spending and activity is not enough to implicate a significant policy issue and the Proposal's thrust and focus are plainly driven by ordinary business concerns.

Even if the Proposal were to touch upon a significant policy issue, it would still be excludable because it also involves matters of ordinary business—the manner in which the Company markets and advertises its products. The Staff has time and again concurred with the exclusion of proposals when the proposal addressed topics that broadly included both significant policy issues and ordinary business matters. For example, in *PetSmart, Inc.,* (March 24, 2011), the proposal requested that the board require its suppliers to certify that they had not violated certain acts or laws relating to animal cruelty. The Staff granted exclusion pursuant to Rule 14a-8(i)(7) and stated that "[a]lthough the humane treatment of animals is a significant policy issue, we note [PetSmart's] view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative manners such as record keeping." *See also Apache Corp.* (March 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (February 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method). *See also Apache Corp. v. The New York City Employees' Retirement System,* 621 F. Supp. 2d 444 (S.D. Texas, 2008) (quoting SEC Release No. 34-40018 (1998). The *Apache* court concurred in the Staff's view that a shareholder proposal that seeks to micro-manage ordinary business operations may be excluded even if it raises a significant policy issue.). As in these examples, the Proposal does not focus on a policy issue so significant that causes the Proposal to transcend the day-to-day business matters of the Company. Moreover, the Proposal addresses more directly the Company's marketing and advertising activities and strategy, which is not at all related to any political activity of the Company. The Proposal's only mention of political activity relates to that of a third party—namely, the political activity of media companies. Even if the Proposal was related to the actual political activity of the Company, the fact that the Proposal seeks to address political activity (though tenuous) does not rid the Proposal of its ordinary business nature. On the contrary, the Proposal falls squarely within the long line of precedents which have established the Company's obvious need to manage the allocation of marketing and advertising resources to best promote the Company's products.

Additionally, the Staff indicated in SLB 14E that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, when a proposal does not have a sufficient nexus to a company's business, the Staff has concurred that the proposal is excludable under Rule 14a-8(i)(7) even if it touches upon a significant policy issue. The Proposal relates to political activity in the media that it states is being advanced by certain news media outlets, which does not raise significant policy issues that transcend the Company's day-to-day business of discovering, developing, licensing, manufacturing, marketing, distributing and selling biopharmaceutical products on a global basis. *See, e.g., Viacom Inc.* (avail. Dec. 18, 2015) (finding that a request that the company issue a report assessing the company's policy responses to public concerns regarding linkages of food and beverage advertising to impacts on children's health did not involve significant social policy issues, despite the proponent's assertion that the company, by virtue of licensing popular characters to manufacturers of certain food products, was in a position similar to the food manufacturers); *Gannett Co. Inc. (avail.* Mar. 18, 1993) (finding that a request that a company publish a report on how tobacco advertising was perceived by its customers did not involve significant social policy issues where the company was a media company and not a cigarette manufacturer).

Similar to the reports requested of the companies in *Viacom* and *Gannett,* the Proposal requests a report on the negative implications of political activity in the media that is being advanced by certain news media outlets, which does not, in this case, involve significant social policy issues because the Company is a pharmaceutical company and not a media company. Indeed, the Proposal confirms on its face that the Company "has a strong record of providing transparency regarding its direct political [activity]." Further, unlike the media outlets mentioned in the Proposal, the Company is not in the business of, producing any news stories or other coverage on any media outlet related to politics or any other topical area, and thus there is not a sufficient nexus between the nature of the Proposal and the Company's day-to-day business of discovering, developing, licensing, manufacturing, marketing, distributing and selling biopharmaceutical products on a global basis. The Staff has not previously applied this social policy exception to advertising-related proposals submitted to companies that, like the Company, do not conduct the underlying activity for which the Proposal relates—namely, the political activity of media companies. In this respect, the Proposal is distinguishable from an instance where the Staff has been unable to concur with the exclusion of a proposal seeking information regarding the risks to children's health of fast food consumption which was submitted to a company that produced and sold fast food—the underlying subject of that proposal. *See, e.g., McDonald's Corp. (avail.* Mar. 14, 2012). Accordingly, because the Proposal does not raise a significant policy issue with respect to the Company, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g., AT&T Inc.* (avail. Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody 's Corp.* (avail. Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"). Similarly, the Staff has concurred, on numerous occasions, that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareowners voting on the proposal." *Fuqua Industries, Inc. (avail.* Mar. 12, 1991); *see also Puget Energy, Inc. (avail. Mar.* 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Of particular note, if a proposal provides a standard or criterion by which a company is supposed to measure its implementation of the proposal, that standard must be clear to both the company and its shareholders. The Staff has consistently found that when proposals fail to adequately describe or make clear the key substantive provisions by which the company is supposed to measure its implementation of the proposal, that proposal may be excluded as vague and indefinite. *See, e.g., The Boeing Co.* (Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *Puget Energy Inc. (Mar.* 1, 2002) (concurring in the exclusion of a proposal requesting that the company pursue a policy of "improved corporate governance" as vague and indefinite); *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring in the exclusion of a proposal requesting that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" as vague and indefinite); and *AT&T Inc.* (Feb. 16, 2010) (concurring in the exclusion of a proposal that sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term as vague and indefinite).

Here, the Proposal does not describe or define in any meaningfully determinate way what is meant by the phrase "assessment of political activity resulting from its advertising ..." Instead, the proponent has relied on the conclusory statement, included in the Proposal that "numerous news stories regarding communications exposed by WikiLeaks show that much of the American news media is working with political actors to advance specific political agendas...," to support its assertion without providing any specific examples or details about these stories and how exactly this is related to any political activity of the Company. At its core, the Proposal's main assertion on political activity relates to the political activity of a third party, here, media companies, and this has nothing to do with the Company's business or the Company's political activity. Similarly, the nexus between the Company's advertisement with a particular media outlet and such outlet's perceived use of its media resources to "...advance specific political agendas" seems tenuous at best. Surely, a media outlet's determination for topical coverage, budgeting and allocation of advertising revenues are complex business matters that involve multiple considerations and are not necessarily directly related to any particular Company's advertisement placements with such media outlet.

In addition, the Proposal is fundamentally vague and indefinite in its treatment of the essential elements of the assessment requested of the Company's directors and the external standards by which the scope of their assessment is to be measured. The heart of the Proposal is that the Company complete an "...assessment of the political activity resulting from its advertising..." Similarly, the Proposal does not define in any meaningfully determinate way what is meant by the phrase "Political Risk Exposure." Moreover, as noted, the political activity being addressed in the Proposal relates to third parties and not the Company and it is not clear how the Company would go about assessing the political activity of other companies once it has paid such companies for services rendered. Namely, it is unclear whether this assessment should necessarily entail an internal process by the Company that involves the Company's own subjective view of those media outlets it views as engaging in political activity; or whether it should involve some third party research with stated parameters. Notwithstanding the approach, it is still unclear how the Company or any third party would be able to get the information necessary to complete any assessment of a third party activity that is deeply woven in such third party's internal decision making process; and whether such an assessment would provide any meaningful data to the Company such that it could make any true determination about how its advertising exposes the company to political risk. The title of the Proposal, "Political Risk Exposure," suggest that the scope of the assessment could be even broader than the foregoing reference to just advertising. In light of these potential multiple interpretations, "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

Recent Staff precedent indicates that, in particular, referencing external standards in a proposal without properly defining the particulars of those standards renders a proposal so vague and indefinite as to be inherently misleading. For example, in *Dell Inc.* (Mar. 30, 2012), it was framing the proxy access proposal in reference to the "SEC Rule 14a-8(b) eligibility requirements" without adequately detailing those eligibility requirements and the actions required, and in *The Boeing Co.* (Mar. 2, 2011), it was referencing "executive pay rights" without sufficiently explaining the meaning of that phrase. *See also Wendy's Ina Inc.* (Feb. 24, 2006) (concurring in the exclusion of a proposal where the term "accelerating development" was found to be unclear); and *Peoples Energy Corp.* (Nov. 23, 2004, *recon. denied* Dec. 10, 2004) (concurring in the exclusion of a proposal where the term "reckless neglect" was subject to multiple interpretations). Here, the Proponent has not framed the nature and scope of the Proposal in reference to any properly defined particulars or standards: first, the Proposal fails to describe or define in any meaningfully determinate way what is meant by "assessment of political activity resulting from its advertising..." or "Political Risk Exposure," and second, the Proposal fails to provide any guidance with respect to the scope of the directors' assessment of the Company's "...political activity resulting from its advertising..." or how the Company should evaluate "Political Risk Exposure." In short, if "SEC Rule 14a-8(b) eligibility requirements" and "executive pay rights" were viewed as vague and misleading without sufficient explanation in *Dell* and *Boeing*, respectively, then surely "...assessment of the political activity resulting from its advertising..." and "Political Risk Exposure"—which are far more complex subject matters and for which there is no sufficient explanation in the Proposal whatsoever—are also sufficiently vague and misleading so as to be inherently misleading.

Accordingly, as with the precedents cited above, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to determine with any reasonable certainty exactly what should or should not be reviewed and reported on pursuant to the terms of the Proposal. The Proposal, therefore, should be excluded on the basis that it is so vague and indefinite as to be inherently misleading.

V. Conclusion

Based on the foregoing, we respectfully request the Staffs concurrence that it will take no action if the Company omits the Proposal from its 2017 Proxy Materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at 908-740-1828.

Very truly yours,

Jon Filderman

<u>EXHIBIT A</u>

(see attached)

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Office of the Secretary

DEC 12 2016

Via FedEx

December 9, 2016

Geralyn Ritter
Merck & Co., Inc.
2000 Galloping Hill Road
K1-3049
Kenilworth, NJ 07033

Dear Ms. Ritter,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Merck & Co., Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Merck & Co., Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2017 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

((

Political Risk Exposure

Whereas, the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.

MErck has a strong record of providing transparency regarding its direct political spending.

Numerous news stories regarding communications exposed by WikiLeaks show that much of the American news media is working directly with political actors to advance specific political agendas. Therefore, the company's financial support of such news outlets through advertising is indirect political spending.

The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.

Financial support for such politicized media outlets exposes the company to financial and reputational risk. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. Merck's advertisements placed with politicized media organizations necessarily means that company funds or assets are being indirectly used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the general public, or segments thereof, with respect to elections or referendums.

Merck has spent company funds on advertisements with politicized news organizations.

Resolved: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Merck's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

Supporting Statement

Communications made public by WikiLeaks show collusion between high-level political personnel and certain national news outlet employees. Such news outlets caught engaging in this unethical behavior include CNBC, *New York Times*, CNN, *Politico*, *Washington Post*, NBC and ABC. Merck has paid some of these news outlets for advertising space and time.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. Some boycotts have also extended to corporations that advertise on certain news networks. Merck's Board should be aware of such risks and inform the shareholders of its findings.

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx

December 13, 2016

Geralyn Ritter
Merck & Co., Inc.
2000 Galloping Hill Road
K1-3049
Kenilworth, NJ 07033

Dear Ms. Ritter,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to Merck & Co., Inc. on December 9, 2016.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Ownership Letter

UBS

UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 855-594-1054
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President – Wealth Management
Portfolio Management Program

Bryon Fusini
Senior Vice President – Wealth Management
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

Dianne Scott
Sr. Registered Client Service Associate

www.ubs.com

Geralyn Ritter
Merck & Co., Inc.
2000 Galloping Hill Road
K1-3049
Kenilworth, NJ 07033

December 13, 2016

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Ms. Ritter,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 12/09/2016, the National Center for Public Research held, and has held continuously for at least one year 108 shares of the Merck & Co., Inc. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research